KBT

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed the entire S-1 filing statement for The Four Energies Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 11,487,000 shares of common stock of The Four Energies, Inc of our Audit Report dated September 30, 2015 with respect to the financial statements of The Four Energies, Inc as of July 31, 2015 and for the period of the Company’s Inception (June 10, 2015), through July 31, 2015. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ K .Brice Toussaint

[Dallas Texas]

[October 1, 2015]